Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

February 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q4 2014, dated February 19, 2015, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: February 19, 2015

By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

aegon.com	The Hague, February 19, 2015

Unaudited	1

Condensed consolidated income statement

EUR millions	Notes	Q4 2014	Q4 2013	FY 2014	FY 2013

Premium income	4	5,163	4,392	19,864	19,939
Investment income	5	2,063	1,971	8,148	7,909
Fee and commission income		565	508	2,137	1,950
Other revenues		2	1	7	6
Total revenues		7,793	6,872	30,157	29,805
Income from reinsurance ceded		860	669	2,906	2,838
Results from financial transactions	6	6,062	5,539	13,772	15,217
Other income		33	(6)	61	393
Total income		14,748	13,073	46,896	48,254

Benefits and expenses	7	13,936	12,702	44,898	46,480
Impairment charges / (reversals)	8	75	12	87	294
Interest charges and related fees		104	87	371	355
Other charges	9	138	(1)	172	134
Total charges		14,253	12,800	45,528	47,262

Share in net result of joint ventures		14	6	56	-
Share in net result of associates		1	2	24	21
Income before tax		510	281	1,448	1,013
Income tax (expense) / benefit		(111)	(124)	(262)	(156)
Net income		399	157	1,186	857

Net income attributable to:
Equity holders of Aegon N.V.		399	155	1,186	854
Non-controlling interests		-	2	1	3

Earnings per share (EUR per share)	16
Basic earnings per common share		0.17	0.05	0.49	0.30
Basic earnings per common share B		-	-	0.01	0.01
Diluted earnings per common share		0.17	0.05	0.49	0.30
Diluted earnings per common share B		-	-	0.01	0.01

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q4 2014	Q4 2013	FY 2014	FY 2013

Net income	399	157	1,186	857

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	8	(1)	9	(6)
Remeasurements of defined benefit plans	(434)	206	(1,156)	562
Income tax relating to items that will not be reclassified	139	(61)	333	(201)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	2,294	111	6,759	(3,376)
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(279)	(435)	(702)	(435)
Changes in cash flow hedging reserve	559	(180)	1,188	(555)
Movement in foreign currency translation and net foreign investment hedging reserve	499	(263)	1,668	(727)
Equity movements of joint ventures	6	(1)	10	(4)
Equity movements of associates	(17)	5	(10)	54
Income tax relating to items that may be reclassified	(765)	139	(2,018)	1,295
Other	(2)	(3)	(5)	(6)
Other comprehensive income for the period	2,008	(482)	6,075	(3,398)
Total comprehensive income/ (loss)	2,407	(325)	7,262	(2,541)

Total comprehensive income/ (loss) attributable to:
Equity holders of Aegon N.V.	2,406	(328)	7,262	(2,538)
Non-controlling interests	-	2	(1)	(3)

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Unaudited	3

Condensed consolidated statement of financial position
		Dec. 31, 2014	Dec. 31, 2013
EUR millions	Notes

Assets
Intangible assets	10	2,073	2,272
Investments	11	153,653	135,409
Investments for account of policyholders	12	191,467	165,032
Derivatives	13	28,014	13,531
Investments in joint ventures		1,468	1,426
Investments in associates		140	470
Reinsurance assets		9,593	10,344
Deferred expenses	15	10,373	10,006
Assets held for sale	20	9,881	-
Other assets and receivables		7,628	7,586
Cash and cash equivalents		10,610	5,691
Total assets		424,902	351,767

Equity and liabilities
Shareholders’ equity		24,293	17,601
Other equity instruments	17	3,827	5,015
Issued capital and reserves attributable to equity holders of Aegon N.V.		28,120	22,616
Non-controlling interests		9	10
Group equity		28,129	22,626

Trust pass-through securities		143	135
Subordinated borrowings	18	747	44
Insurance contracts		111,927	101,769
Insurance contracts for account of policyholders		102,250	84,311
Investment contracts		15,359	14,545
Investment contracts for account of policyholders		91,849	82,608
Derivatives	13	26,048	11,838
Borrowings	19	14,158	11,830
Liabilities held for sale	20	7,810	-
Other liabilities		26,481	22,061
Total liabilities		396,772	329,141
Total equity and liabilities		424,902	351,767

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

4	Unaudited

Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Full year ended December 31, 2014

At beginning of year	8,701	8,361	3,023	(706)	(1,778)	5,015	22,616	10	22,626

Net income recognized in the income statement	-	1,186	-	-	-	-	1,186	1	1,186

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	9	-	-	-	9	-	9
Remeasurements of defined benefit plans	-	-	-	(1,156)	-	-	(1,156)	-	(1,156)
Income tax relating to items that will not be reclassified	-	-	(2)	335	-	-	333	-	333

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	6,759	-	-	-	6,759	-	6,759
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(702)	-	-	-	(702)	-	(702)
Changes in cash flow hedging reserve	-	-	1,188	-	-	-	1,188	-	1,188
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(84)	1,752	-	1,668	-	1,668
Equity movements of joint ventures	-	-	-	-	10	-	10	-	10
Equity movements of associates	-	-	-	-	(10)	-	(10)	-	(10)
Income tax relating to items that may be reclassified	-	-	(1,968)	-	(50)	-	(2,018)	-	(2,018)
Other	-	(4)	-	-	-	-	(4)	(1)	(5)
Total other comprehensive income	-	(4)	5,285	(905)	1,701	-	6,077	(1)	6,075
Total comprehensive income/ (loss) for 2014	-	1,182	5,285	(905)	1,701	-	7,262	(1)	7,262

Issuance and purchase of treasury shares	-	(67)	-	-	-	-	(67)	-	(67)
Other equity instruments redeemed	-	11	-	-	-	(1,184)	(1,173)	-	(1,173)
Dividends paid on common shares	(104)	(266)	-	-	-	-	(370)	-	(370)
Coupons on non-cumulative subordinated notes	-	(24)	-	-	-	-	(24)	-	(24)
Coupons on perpetual securities	-	(128)	-	-	-	-	(128)	-	(128)
Share options and incentive plans	-	7	-	-	-	(4)	3	-	3
At end of period	8,597	9,076	8,308	(1,611)	(77)	3,827	28,120	9	28,129

Full year ended December 31, 2013

At beginning of year (as previously stated)	9,099	10,446	6,073	(1,085)	(1,045)	5,018	28,506	13	28,519

Changes in accounting policies relating to deferred policy acquisition costs	-	(1,472)	43	-	(58)	-	(1,487)	-	(1,487)
Changes in accounting policies relating to policy longevity methodology	-	(925)	-	-	-	-	(925)	-	(925)

At beginning of year, restated	9,099	8,049	6,116	(1,085)	(1,103)	5,018	26,094	13	26,107

Net income recognized in the income statement	-	854	-	-	-	-	854	3	857

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(6)	-	-	-	(6)	-	(6)
Remeasurements of defined benefit plans	-	-	-	562	-	-	562	-	562
Income tax relating to items that will not be reclassified	-	-	1	(202)	-	-	(201)	-	(201)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(3,376)	-	-	-	(3,376)	-	(3,376)
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(435)	-	-	-	(435)	-	(435)
Changes in cash flow hedging reserve	-	-	(555)	-	-	-	(555)	-	(555)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	19	(746)	-	(727)	-	(727)
Equity movements of joint ventures	-	-	-	-	(4)	-	(4)	-	(4)
Equity movements of associates	-	-	-	-	54	-	54	-	54
Disposal of group assets	-	3	-	-	-	-	3	(3)	-
Income tax relating to items that may be reclassified	-	-	1,274	-	21	-	1,295	-	1,295
Transfer from / to other headings	-	(3)	3	-	-	-	-	-	-
Other	-	(4)	-	-	-	-	(4)	(2)	(6)
Total other comprehensive income	-	(4)	(3,093)	379	(675)	-	(3,392)	(5)	(3,398)
Total comprehensive income / (loss) for 2013	-	851	(3,093)	379	(675)	-	(2,538)	(3)	(2,541)

Shares issued	2	-	-	-	-	-	2	-	2
Issuance and purchase of treasury shares	-	(77)	-	-	-	-	(77)	-	(77)
Dividends paid on common shares	-	(240)	-	-	-	-	(240)	-	(240)
Preferred dividend	-	(83)	-	-	-	-	(83)	-	(83)
Coupons on non-cumulative subordinated notes	-	(21)	-	-	-	-	(21)	-	(21)
Coupons on perpetual securities	-	(146)	-	-	-	-	(146)	-	(146)
Share options and incentive plans	-	30	-	-	-	(3)	27	-	27
Repurchased and sold own shares	(400)	(1)	-	-	-	-	(401)	-	(401)
At end of period	8,701	8,361	3,023	(706)	(1,778)	5,015	22,616	10	22,626

1 For a breakdown of share capital please refer to note 16.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	FY 2014	FY 2013

Cash flow from operating activities	4,122	(2,011)

Purchases and disposals of intangible assets	(27)	(22)
Purchases and disposals of equipment and other assets	(65)	(51)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	22	589
Cash flow from investing activities	(71)	516

Issuance and purchase of treasury shares	(199)	(90)
Dividends paid	(266)	(323)
Repurchased and sold own shares	-	(401)
Issuances, repurchases and coupons of perpetuals	(1,344)	(194)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(32)	(28)
Issuances and repayments of borrowings	2,555	(1,235)
Cash flow from financing activities	715	(2,271)

Net increase / (decrease) in cash and cash equivalents	4,766	(3,766)
Net cash and cash equivalents at January 1	5,652	9,497
Effects of changes in foreign exchange rates	231	(79)
Net cash and cash equivalents at end of period	10,649	5,652

Cash and cash equivalents	10,610	5,691
Cash and cash equivalents classified as Assets held for sale	43	-
Bank overdrafts	(4)	(39)
Net cash and cash equivalents	10,649	5,652

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty-five countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the year ended, December 31, 2014, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2013 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2013 and the disclosures provided in note 2.1 and 2.2 of this report which disclose the impact of voluntary changes in accounting policies that were made by Aegon effective January 1, 2014. Aegon’s Annual Report for 2013 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the year ended, December 31, 2014, were approved by the Executive Board on February 18, 2015.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2013 consolidated financial statements, except for the newly applied accounting policies as described below and in note 2.1 and 2.2.

Non-current assets held for sale and disposal groups

Disposal groups are classified as held for sale if they are available for immediate sale in their present condition, subject only to the customary sales terms of such assets and disposal groups and their sale is considered highly probable; management must be committed to the sale, which is expected to occur within one year from the date of classification as held for sale.

Unaudited	7

Upon classification as held for sale, the carrying amount of the disposal group (or group of assets) is compared to their fair value less cost to sell. If the fair value less cost to sell is lower than the carrying value, this expected loss is recognized through a reduction of the carrying value of any goodwill related to the disposal group or the carrying value of certain other non-current non-financial assets to the extent that the carrying value of those assets exceeds their fair value. Any excess of the expected loss over the reduction of the carrying amount of these relevant assets is not recognized upon classification as held for sale, but is recognized as part of the result on disposal if and when a divestment transaction occurs.

Classification into or out of held for sale does not result in restating comparative amounts in the balance sheet.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2014:

t	IFRS 10 Consolidated Financial Statements – Amendment Investment Entities;
t	IAS 32 Financial Instruments: Presentation – Amendment Offsetting Financial Assets and Financial Liabilities;
t	IAS 36 Impairment of Assets – Recoverable Amounts Disclosures for Non-Financial Assets; and
t	IAS 39 Financial instruments: Recognition and Measurement – Amendment Novation of Derivatives and Continuation of Hedge Accounting;
t	IFRIC 21 – Levies.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the year ended December 31, 2014.

For a complete overview of IFRS standards, published before January 1, 2014, that will be applied in future years, but were not early adopted by the Group, please refer to Aegon’s Annual Report for 2013.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013, except regarding the actuarial assumption and model updates as described below.

Periodically, Aegon reviews and updates its assumptions based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

In 2014, Aegon updated its actuarial assumptions and certain models in the Americas and the Netherlands. In the Americas Life & Protection business primarily related to mortality assumptions for the older ages. The actuarial assumption changes and model updates in the Americas Individual Savings & Retirement business relates to policyholder behavior on partial withdrawals. Actuarial assumption changes and model updates not included in underlying earnings are mainly caused by adjusting the modeled hedging costs for the GMWB variable annuity book, improving the hedging models for indexed universal life products and updating the discount rate on reserves in the run-off life reinsurance book. Model and assumption updates in the Netherlands affected the valuation of guarantees recorded at fair value.

8	Unaudited

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
December 31, 2014	1	EUR	1.2101	0.7760
December 31, 2013	1	EUR	1.3780	0.8320

Weighted average exchange rates

			USD	GBP
The year ended December 31, 2014	1	EUR	1.3288	0.8061
The year ended December 31, 2013	1	EUR	1.3272	0.8464

Unaudited	9

2.1 Voluntary changes in accounting policies

Aegon adopted voluntary changes in accounting policies which are applied retrospectively for all periods presented in this document, both in the main schedules and the associated footnotes. Changes to these policies relate to deferred policy acquisition costs, how Aegon accounts for longevity trends in the Netherlands and borrowings. In the paragraphs below, details are provided for these changes in accounting policies.

Deferred policy acquisition costs

Aegon adopted a single group-wide accounting policy for deferred policy acquisition costs as of January 1, 2014. Upon initial adoption of IFRS, entities were permitted to continue existing accounting policies for insurance contracts even though such policies were often non-uniform between countries. Through adoption of a uniform, group-wide accounting policy, Aegon eliminates this lack of uniformity for the deferral of policy acquisition costs thereby providing the users of the financial statements with more meaningful information.

IFRS 4 neither prohibits nor requires the deferral of policy acquisition costs, nor does it prescribe what acquisition costs are deferrable. Thus, in developing the new policy, Aegon considered and sought alignment with the proposed description of deferrable policy acquisition costs within the IFRS Insurance Contracts Phase II exposure draft (‘Exposure Draft’). In the absence of detailed guidance in the Exposure Draft, Aegon also considered the recently adopted guidance in US GAAP (ASU 2010-26 ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’), if not conflicting with IFRS 4 or the Exposure Draft. IFRS currently differs from US GAAP by not limiting the deferral to expenses from successful efforts only and in the detail of how that principle is applied. Under the new accounting policy, deferred policy acquisition costs include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred.

Details of the impact of applying this voluntary change to previous periods are provided in the tables presented in note 2.2.

Longevity reserving

As of January 1, 2014, Aegon amended its policy to determine the insurance contract liability of Aegon the Netherlands to account for longevity risk assumed by Aegon. This change will provide more current information about the financial effects of changes in life expectancy of the insured population. It will supply users of the financial statements with more relevant decision making information on the insurance contract liability and will improve transparency on the longevity risks assumed by Aegon.

Mortality tables will be reviewed annually based on the prospective tables taking into account longevity trends. The new methodology will take into account the contractual cash flows related to the longevity risk assumed. Previously the methodology applied by Aegon the Netherlands considered realized mortalities based on retrospective mortality tables.

Details of the impact of applying this voluntary change to previous periods are provided in the tables presented in note 2.2.

2.1.1 Changes in presentation

Borrowings

Commencing the fourth quarter of 2014, the Group changed the presentation of its borrowings. Aegon’s borrowings are now further defined separately as capital funding and operational funding. The presentation of borrowings is changed to align with the current methodology for the Group’s composition of total capitalization and its calculation of gross financial leverage. As a result, bank overdrafts, commercial paper and short term deposits are reclassified to Other liabilities. Comparative information has been reclassified accordingly. Refer to note 19 Borrowings for more information. This change in presentation did not change net profit, total assets or total liabilities.

10	Unaudited

2.2 Impact of voluntary changes in accounting policies

Impact of voluntary changes in accounting policies on condensed consolidated income statement
	YTD 2013 (previously reported)	Change in accounting policy		YTD 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions

Benefits and expenses	46,522	75	(117)	46,480

Income tax (expense) / benefit	(123)	(10)	(24)	(156)

Net effect		(85)	93

Earnings per share (EUR per share)
Basic earnings per common share	0.29	(0.04)	0.05	0.30
Basic earnings per common share B	0.01	-	-	0.01
Diluted earnings per common share	0.29	(0.04)	0.05	0.30
Diluted earnings per common share B	0.01	-	-	0.01

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.	846	(85)	93	854
Preferred dividend	(83)	-	-	(83)
Coupons on other equity instruments	(167)	-	-	(167)
Earnings attributable to common shareholders	596	(85)	93	604

Weighted average number of common shares outstanding (in millions)	2,035	-	-	2,035
Weighted average number of common shares B outstanding (in millions)	366	-	-	366

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	YTD 2013 (previously reported)	Change in accounting policy		YTD 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions
Net income	849	(85)	93	857

Gains / (losses) on revaluation of available-for-sale investments	(3,349)	(26)	-	(3,376)
Movement in foreign currency translation and net foreign investment hedging reserves	(784)	57	-	(727)
Income tax relating to items that may be reclassified	1,286	8	-	1,295
Net effect other comprehensive income for the period		39	-
Net effect comprehensive income		(46)	93

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	(2,585)	(46)	93	(2,538)
Non-controlling interests	(3)	-	-	(3)

Unaudited	11

Impact of changes in accounting policies on the consolidated statement of financial position
	December 31, 2013 1)	Change in accounting policy		Reclassification 2)	December 31, 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions

Assets
Intangible assets	2,246	26	-	-	2,272
Investments in joint ventures	1,427	(1)	-	-	1,426
Reinsurance assets	10,345	(2)	-	-	10,344
Other assets and receivables	7,429	2	-	156	7,586
Deferred expenses	12,040	(2,035)	-	-	10,006

Equity and liabilities
Shareholders’ equity	19,966	(1,533)	(832)	-	17,601

Insurance contracts	100,642	54	1,073	-	101,769
Other liabilities 3)	22,487	(531)	(241)	156	21,871

1 As reported in Aegon’s 2013 Annual Report dated March 19, 2014.

2 As a result of the voluntary accounting changes the balance of the Dutch tax group as at December 31, 2013 changed from a deferred tax liability to a deferred tax asset.

3 Impact of changed presentation of borrowings is not reflected in this line item.

Impact of voluntary changes in accounting policies on consolidated statement of changes in equity
	December 31, 2013 1)	Change in accounting policy		December 31, 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions

Share capital	8,701	-	-	8,701
Retained earnings	10,750	(1,557)	(832)	8,361
Revaluation reserves	2,998	26	-	3,023
Remeasurement of defined benefit plans	(706)	-	-	(706)
Other reserves	(1,777)	(1)	-	(1,778)
Shareholders’ equity	19,966	(1,533)	(832)	17,601

1 As reported in Aegon’s 2013 Annual Report dated March 19, 2014.

12	Unaudited

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2014

Underlying earnings before tax geographically	367	172	29	33	(39)	1	562	(4)	557
Fair value items	(172)	61	1	(14)	(9)	-	(132)	4	(129)
Realized gains / (losses) on investments	11	248	42	4	-	-	304	(1)	303
Impairment charges	(21)	(5)	-	(4)	-	-	(31)	(23)	(54)
Impairment reversals	2	1	-	-	-	-	3	-	3
Other income / (charges)	(17)	(99)	(38)	(37)	(1)	-	(191)	23	(168)
Run-off businesses	(3)	-	-	-	-	-	(3)	-	(3)
Income/ (loss) before tax	167	377	34	(18)	(49)	1	511	(1)	510
Income tax (expense) / benefit	(17)	(105)	1	(6)	13	-	(112)	1	(111)
Net income/ (loss)	150	272	35	(23)	(35)	1	399	-	399
Inter-segment underlying earnings	(46)	(15)	(16)	73	3

Revenues
Life insurance gross premiums	1,855	739	1,226	713	(1)	(17)	4,514	(89)	4,426
Accident and health insurance	518	30	13	36	2	(2)	596	(1)	595
General insurance	-	104	-	57	-	-	161	(19)	142
Total gross premiums	2,372	873	1,239	806	-	(18)	5,272	(109)	5,163
Investment income	888	611	514	60	89	(88)	2,073	(11)	2,062
Fee and commission income	390	86	11	174	-	(66)	595	(30)	565
Other revenues	1	-	-	1	1	-	3	(1)	2
Total revenues	3,652	1,570	1,764	1,041	90	(173)	7,943	(150)	7,793
Inter-segment revenues	6	-	-	79	88

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended December 31, 2013

Underlying earnings before tax geographically	299	124	20	46	(13)	(2)	473	(9)	464
Fair value items	(102)	(145)	(6)	2	(21)	-	(272)	5	(267)
Realized gains / (losses) on investments	27	66	10	1	-	-	104	(1)	104
Impairment charges	(11)	(5)	(2)	(6)	-	-	(25)	-	(25)
Impairment reversals	15	8	-	-	-	-	24	-	24
Other income / (charges)	(13)	(6)	2	(11)	(6)	-	(33)	-	(33)
Run-off businesses	15	-	-	-	-	-	15	-	15
Income/ (loss) before tax	230	41	24	32	(40)	(2)	286	(5)	281
Income tax (expense) / benefit	(97)	(7)	(23)	(10)	8	-	(129)	5	(124)
Net income/ (loss)	134	34	1	22	(33)	(2)	157	-	157
Inter-segment underlying earnings	(42)	(11)	(16)	61	8

Revenues
Life insurance gross premiums	1,547	452	1,504	326	13	(18)	3,825	(75)	3,750
Accident and health insurance	436	30	-	35	2	(2)	500	(1)	500
General insurance	-	105	-	56	-	-	162	(19)	142
Total gross premiums	1,983	587	1,504	417	15	(20)	4,487	(95)	4,392
Investment income	842	626	458	54	82	(81)	1,982	(10)	1,971
Fee and commission income	331	87	12	157	-	(58)	530	(22)	508
Other revenues	-	-	-	-	1	-	1	(1)	1
Total revenues	3,156	1,301	1,974	628	97	(158)	6,999	(127)	6,872
Inter-segment revenues	4	-	-	71	83

Unaudited	13

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Full year ended December 31, 2014

Underlying earnings before tax geographically	1,134	558	115	196	(139)	1	1,865	(9)	1,856
Fair value items	(497)	(207)	(15)	(6)	(82)	-	(807)	2	(806)
Realized gains / (losses) on investments	85	431	164	16	-	-	697	(3)	694
Impairment charges	(38)	(19)	-	(43)	-	-	(100)	(23)	(123)
Impairment reversals	58	7	-	-	-	-	66	-	66
Other income / (charges)	(52)	(113)	(49)	(24)	(3)	-	(240)	22	(218)
Run-off businesses	(21)	-	-	-	-	-	(21)	-	(21)
Income/ (loss) before tax	669	658	215	139	(223)	1	1,458	(10)	1,448
Income tax (expense) / benefit	(79)	(166)	(37)	(50)	60	-	(272)	10	(262)
Net income/ (loss)	590	491	178	89	(164)	1	1,186	-	1,186
Inter-segment underlying earnings	(173)	(58)	(59)	272	18

Revenues
Life insurance gross premiums	6,461	3,982	4,859	2,015	-	(70)	17,246	(351)	16,896
Accident and health insurance	1,874	233	56	163	6	(6)	2,326	(11)	2,316
General insurance	-	501	-	224	-	-	725	(72)	653
Total gross premiums	8,334	4,716	4,916	2,402	6	(76)	20,298	(433)	19,864
Investment income	3,312	2,568	2,073	234	326	(323)	8,191	(42)	8,148
Fee and commission income	1,485	324	43	623	-	(237)	2,237	(100)	2,137
Other revenues	2	-	-	3	5	-	10	(3)	7
Total revenues	13,134	7,608	7,032	3,262	336	(637)	30,735	(578)	30,157
Inter-segment revenues	16	-	-	292	327

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Full year ended December 31, 2013

Underlying earnings before tax geographically	1,314	454	87	227	(109)	(3)	1,968	(50)	1,918
Fair value items	(980)	(217)	(16)	(21)	(61)	-	(1,294)	37	(1,257)
Realized gains / (losses) on investments	110	342	48	-	-	-	500	-	500
Impairment charges	(111)	(40)	(31)	(16)	-	-	(198)	-	(198)
Impairment reversals	67	8	-	-	-	-	75	-	75
Other income / (charges)	72	(36)	(45)	(33)	(11)	-	(52)	6	(47)
Run-off businesses	21	-	-	-	-	-	21	-	21
Income/ (loss) before tax	493	511	43	158	(181)	(3)	1,021	(8)	1,013
Income tax (expense) / benefit	(86)	(122)	33	(31)	42	-	(164)	8	(156)
Net income/ (loss)	407	389	76	127	(139)	(3)	857	-	857
Inter-segment underlying earnings	(173)	(54)	(59)	257	29

Revenues
Life insurance gross premiums	6,187	3,515	6,537	1,349	14	(73)	17,529	(416)	17,112
Accident and health insurance	1,787	243	-	170	8	(8)	2,200	(10)	2,190
General insurance	-	487	-	194	-	-	681	(44)	637
Total gross premiums	7,975	4,245	6,537	1,713	22	(82)	20,410	(471)	19,939
Investment income	3,370	2,310	2,054	233	336	(336)	7,968	(58)	7,909
Fee and commission income	1,273	328	80	583	-	(238)	2,026	(76)	1,950
Other revenues	4	-	-	2	4	-	10	(3)	6
Total revenues	12,622	6,883	8,670	2,531	362	(656)	30,413	(608)	29,805
Inter-segment revenues	20	1	1	292	342

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income before tax and income tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

14	Unaudited

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Underlying earnings reflect our profit from underlying business operations and exclude components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Below we describe items that are excluded from underlying earnings.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Unaudited	15

Realized gains or losses on investments

This line item includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in India, Brazil and Mexico are reported on an underlying earnings basis.

16	Unaudited

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS basis.

						EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
770	150	Shares	636	161	193	28	105	(1)	1,122
76,393	9,832	Debt securities	63,130	23,250	12,670	4,274	-	-	103,324
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
11,914	267	Other financial assets	9,845	366	344	16	107	-	10,678
873	-	Investments in real estate	721	1,069	-	2	-	-	1,792
101,067	10,249	Investments general account	83,519	51,898	13,208	4,806	224	(1)	153,653
-	13,287	Shares	-	9,487	17,122	420	-	(10)	27,019
5,549	10,026	Debt securities	4,585	19,320	12,920	244	-	-	37,070
104,704	22,769	Unconsolidated investment funds	86,525	-	29,341	6,293	-	-	122,159
34	2,851	Other financial assets	28	401	3,674	13	-	-	4,117
-	855	Investments in real estate	-	-	1,101	-	-	-	1,101
110,287	49,788	Investments for account of policyholders	91,138	29,209	64,159	6,971	-	(10)	191,467

211,353	60,037	Investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121
168,561	443	Off balance sheet investments third parties	139,295	868	570	72,474	-	-	213,208
379,914	60,479	Total revenue generating investments	313,953	81,974	77,937	84,251	224	(11)	558,328

		Investments
84,527	9,998	Available-for-sale	69,851	23,197	12,884	4,284	12	-	110,229
11,117	-	Loans	9,187	27,052	-	487	11	-	36,738
114,836	49,184	Financial assets at fair value through profit or loss	94,898	29,788	63,381	7,005	200	(11)	195,261
873	855	Investments in real estate	721	1,069	1,101	2	-	-	2,893
211,353	60,037	Total investments on balance sheet	174,658	81,106	77,367	11,777	224	(11)	345,121

11	-	Investments in joint ventures	9	789	-	670	1	-	1,468
110	18	Investments in associates	91	19	24	6	-	-	140
39,994	4,740	Other assets	33,050	34,737	6,108	4,067	37,007	(36,797)	78,172
251,468	64,795	Consolidated total assets	207,808	116,652	83,498	16,519	37,233	(36,808)	424,902

						EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2013	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
2,007	46	Shares	1,456	447	55	45	36	(2)	2,036
78,719	8,719	Debt securities	57,125	19,095	10,479	2,812	-	-	89,511
11,289	1	Loans	8,192	24,708	1	508	-	-	33,409
11,418	173	Other financial assets	8,286	293	208	30	103	-	8,920
993	-	Investments in real estate	721	810	-	1	-	-	1,532
104,425	8,938	Investments general account	75,780	45,354	10,743	3,396	139	(2)	135,409
1,804	12,792	Shares	1,309	8,450	15,375	297	-	(8)	25,423
6,675	9,643	Debt securities	4,844	16,791	11,590	307	-	-	33,531
94,950	21,776	Unconsolidated investment funds	68,905	-	26,173	5,744	-	-	100,822
230	3,062	Other financial assets	167	405	3,680	9	-	-	4,261
-	828	Investments in real estate	-	-	996	-	-	-	996
103,659	48,101	Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032

208,084	57,039	Investments on balance sheet	151,004	70,999	68,556	9,754	139	(10)	300,441
155,179	239	Off balance sheet investments third parties	112,611	994	287	60,951	-	-	174,843
363,262	57,277	Total revenue generating investments	263,616	71,993	68,843	70,705	139	(10)	475,285
		Investments
86,347	8,892	Available-for-sale	62,661	19,452	10,687	2,827	8	-	95,635
11,289	1	Loans	8,192	24,708	1	508	-	-	33,409
109,455	47,318	Financial assets at fair value through profit or loss	79,430	26,029	56,872	6,418	131	(10)	168,870
993	828	Investments in real estate	721	810	996	1	-	-	2,528
208,084	57,039	Total investments on balance sheet	151,004	70,999	68,556	9,754	139	(10)	300,441

-	-	Investments in joint ventures	-	819	-	607	-	-	1,426
112	16	Investments in associates	81	19	20	350	1	-	470
31,112	4,227	Other assets	22,577	17,067	5,080	2,936	29,869	(28,103)	49,430
239,307	61,282	Consolidated total assets	173,663	88,903	73,656	13,647	30,008	(28,113)	351,767

Unaudited	17

4. Premium income and premiums paid to reinsurers

EUR millions	Q4 2014	Q4 2013	FY 2014	FY 2013

Gross
Life	4,426	3,750	16,896	17,112
Non-Life	738	642	2,968	2,827
Total	5,163	4,392	19,864	19,939

Reinsurance [1]
Life	811	698	2,701	2,756
Non-Life	83	84	310	351
Total	894	782	3,011	3,108

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement.

5. Investment income

EUR millions	Q4 2014	Q4 2013	FY 2014	FY 2013

Interest income	1,707	1,735	6,759	6,842
Dividend income	326	212	1,265	957
Rental income	30	24	124	110
Total investment income	2,063	1,971	8,148	7,909

Investment income related to general account	1,490	1,438	5,717	5,632
Investment income for account of policyholders	572	534	2,431	2,277
Total	2,063	1,971	8,148	7,909

6. Results from financial transactions

EUR millions	Q4 2014	Q4 2013	FY 2014	FY 2013

Net fair value change of general account financial investments at FVTPL other than derivatives	(4)	150	192	370
Realized gains /(losses) on financial investments	303	105	697	500
Gains /(losses) on investments in real estate	15	(15)	(4)	(49)
Net fair value change of derivatives	943	(276)	1,621	(1,187)
Net fair value change on for account of policyholder financial assets at FVTPL	4,796	5,565	11,226	15,571
Net fair value change on investments in real estate for account of policyholders	12	25	53	(12)
Net foreign currency gains /(losses)	(3)	3	(21)	9
Net fair value change on borrowings and other financial liabilities	(1)	(21)	5	16
Realized gains /(losses) on repurchased debt	1	1	3	-
Total	6,062	5,539	13,772	15,217

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 7 - Benefits and expenses.

18	Unaudited

7. Benefits and expenses

EUR millions	Q4 2014	Q4 2013	FY 2014	FY 2013

Claims and benefits	13,227	11,986	42,234	43,621
Employee expenses	576	518	2,067	2,060
Administration expenses	288	292	1,127	1,103
Deferred expenses	(417)	(334)	(1,465)	(1,311)
Amortization charges	262	241	936	1,007
Total	13,936	12,702	44,898	46,480

Claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses and premiums paid to reinsurers are included. Claims and benefits fluctuate mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

8. Impairment charges/(reversals)

EUR millions	Q4 2014	Q4 2013	FY 2014	FY 2013

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	57	28	132	203
Impairment reversals on financial assets, excluding receivables [1]	(3)	(25)	(66)	(77)
Impairment charges / (reversals) on non-financial assets and receivables	21	9	21	167
Total	75	12	87	294

Impairment charges on financial assets, excluding receivables, from:
Shares	-	3	5	3
Debt securities and money market instruments	22	15	36	131
Loans	12	10	68	67
Investments in joint ventures	23	-	23	-
Investments in associates	-	-	-	1
Total	57	28	132	203

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(2)	(12)	(56)	(60)
Loans	(1)	(12)	(10)	(15)
Total	(3)	(24)	(66)	(75)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

9. Other charges

Other charges of EUR 138 million in the fourth quarter 2014 mainly include EUR 95 million related to the settlement with Optas and EUR 15 million related to the reduction of the carrying amount of non-current non financial assets related to the sale of Canada operations. For the Optas settlement refer to note 21 Commitments and contingencies for more details. For the sale of Canada refer to note 20 Assets and liabilities held for sale for more details.

Unaudited	19

10. Intangible assets

EUR millions	Dec. 31, 2014	Dec. 31, 2013

Goodwill	216	211
VOBA	1,546	1,768
Future servicing rights	255	239
Software	50	50
Other	5	4
Total intangible assets	2,073	2,272

11. Investments

EUR millions	Dec. 31, 2014		Dec. 31, 2013

Available-for-sale (AFS)	110,229		95,635
Loans	36,738		33,409
Financial assets at fair value through profit or loss (FVTPL)	4,895		4,833
Financial assets, excluding derivatives	151,862		133,877
Investments in real estate	1,792		1,532
Total investments for general account, excluding derivatives	153,653		135,409

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total

Shares	623	499	-	1,122
Debt securities	101,498	1,826	-	103,324
Money market and other short-term investments	6,799	500	-	7,299
Mortgages loans	-	-	32,164	32,164
Private loans	-	-	2,058	2,058
Deposits with financial institutions	-	-	349	349
Policy loans	-	-	2,028	2,028
Other	1,310	2,070	139	3,519
December 31, 2014	110,229	4,895	36,738	151,862

	AFS	FVTPL	Loans	Total

Shares	787	1,250	-	2,036
Debt securities	88,162	1,350	-	89,511
Money market and other short-term investments	5,524	449	-	5,974
Mortgages loans	-	-	29,245	29,245
Private loans	-	-	1,783	1,783
Deposits with financial institutions	-	-	292	292
Policy loans	-	-	1,955	1,955
Other	1,163	1,784	135	3,082
December 31, 2013	95,635	4,833	33,409	133,877

20	Unaudited

12. Investments for account of policyholders

EUR millions	Dec. 31, 2014	Dec. 31, 2013
Shares	27,019	25,423
Debt securities	37,070	33,531
Money market and short-term investments	795	850
Deposits with financial institutions	2,908	3,006
Unconsolidated investment funds	122,159	100,822
Other	415	404
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	190,366	164,037
Investment in real estate	1,101	996
Total investments for account of policyholders	191,467	165,032

13. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market movements during the period.

In Q4 2014 Aegon changed the discount rate used in measuring the fair value of the majority of its euro- denominated derivatives positions in the Netherlands. The valuation changed from using Euribor Swap curves to a valuation based on the Overnight Index Swap (OIS) curve. The valuation based on the OIS curve better reflect the value of these derivatives positions in case of an exit or settlement. The change in estimate had a positive effect of EUR 80 million on income before tax.

14. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value
Available-for-sale investments
Shares	26	316	280	623
Debt securities	27,491	70,203	3,803	101,497
Money markets and other short-term instruments	-	6,799	-	6,799
Other investments at fair value	31	345	934	1,310
Total Available-for-sale investments	27,548	77,662	5,018	110,229

Fair value through profit or loss
Shares	217	282	-	499
Debt securities	48	1,761	17	1,826
Money markets and other short-term instruments	95	405	-	500
Other investments at fair value	1	832	1,237	2,070
Investments for account of policyholders [1]	114,490	73,919	1,956	190,366
Derivatives	52	27,642	320	28,014
Total Fair value through profit or loss	114,903	104,842	3,530	223,275
Total financial assets at fair value	142,451	182,504	8,548	333,503

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	15,371	22,683	165	38,220
Borrowings [3]	-	571	-	571
Derivatives	31	23,007	3,010	26,048
Total financial liabilities at fair value	15,403	46,261	3,175	64,839

Unaudited	21

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2013

Financial assets carried at fair value
Available-for-sale investments
Shares	202	262	322	787
Debt securities	20,815	64,184	3,162	88,162
Money markets and other short-term instruments	-	5,524	-	5,524
Other investments at fair value	25	312	826	1,163
Total Available-for-sale investments	21,043	70,282	4,310	95,635

Fair value through profit or loss
Shares	1,120	130	-	1,250
Debt securities	64	1,268	17	1,350
Money markets and other short-term instruments	95	354	-	449
Other investments at fair value	-	567	1,217	1,784
Investments for account of policyholders [1]	99,040	63,008	1,989	164,037
Derivatives	69	13,134	328	13,531
Total Fair value through profit or loss	100,388	78,461	3,552	182,401
Total financial assets at fair value	121,431	148,744	7,862	278,036

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	12,872	19,641	114	32,628
Borrowings [3]	517	500	-	1,017
Derivatives	24	10,383	1,431	11,838
Total financial liabilities at fair value	13,413	30,524	1,545	45,482

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the year ended December 31, 2014.

Fair value transfers
EUR millions	Full Year 2014		Full Year 2013
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Shares	-	-	-	1
Debt securities	-	45	1	209
Total	-	45	2	210

Fair value through profit or loss
Investments for account of policyholders	163	1	-	263
Total	163	1	-	263
Total financial assets at fair value	163	46	2	473

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

22	Unaudited

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2014	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	December 31, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2014 ³
Financial assets carried at fair value available-for-sale investments
Shares	322	47	(12)	60	(153)	-	17	-	-	(1)	-	280	-
Debt securities	3,162	28	45	1,419	(504)	(268)	226	-	258	(503)	(60)	3,803	-
Other investments at fair value	826	(116)	2	155	(52)	(9)	112	-	17	-	(1)	934	-
	4,310	(41)	35	1,634	(708)	(277)	354	-	275	(503)	(61)	5,018	-

Fair value through profit or loss
Debt securities	17	(1)	-	6	-	(9)	2	-	2	(0)	-	17	1
Other investments at fair value	1,217	21	-	57	(269)	-	156	-	118	(62)	-	1,237	25
Investments for account of policyholders	1,989	92	-	534	(640)	-	38	-	90	(148)	-	1,956	85
Derivatives	328	66	-	-	(17)	-	17	(75)	-	-	-	320	(76)
	3,552	177	-	598	(926)	(9)	213	(75)	210	(209)	-	3,530	36

Financial liabilities carried at fair value
Investment contracts for account of policyholders	114	4	-	32	-	-	16	-	-	-	-	165	4
Derivatives	1,431	1,622	-	-	(41)	-	106	(75)	-	-	(32)	3,010	1,752
	1,545	1,626	-	32	(42)	-	122	(75)	-	-	(32)	3,175	1,756

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During 2014, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 485 million (full year 2013: EUR 785 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during 2014, Aegon transferred EUR 712 million (full year 2013: EUR 756 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Unaudited	23

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount December 31, 2014	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	134	Broker quote	n.a.	n.a.
	147	Other	n.a.	n.a.
	280

Debt securities
	3,201	Broker quote	n.a.	n.a.
	199	Discounted cash flow	Discount rate	3 - 8% (7.88%)
	223	Discounted cash flow	Credit spread	0.8% - 3.3% (2.67%)
	180	Other	n.a.	n.a.
	3,803

Other investments at fair value
Tax credit investments	759	Discounted cash flow	Discount rate	8,5%
Investment funds	104	Net asset value	n.a.	n.a.
Other	72	Other	n.a.	n.a.
December 31, 2014	934

Fair value through profit or loss
Debt securities	17	Other	n.a.	n.a.
	17

Other investments at fair value
Investment funds	1,231	Net asset value	n.a.	n.a.
Other	6	Other	n.a.	n.a.
	1,237

Derivatives [3]
Longevity swap	82	Discounted cash flow	Mortality	n.a.
Other	110	Other	n.a.	n.a.
December 31, 2014	191

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,939	Discounted cash flow	Credit spread	0.3%
Other	71	Other	n.a.	n.a.
Total financial liabilities at fair value	3,010

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 129 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2013. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

24	Unaudited

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 107 million (December 31, 2013: EUR 94 million) that are measured at par, which are reported as part of Other. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Debt securities are comprised of residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), corporate bonds and sovereign debt. Details on the fair value measurement for these specific types of debt securities are provided below.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is liquidity premium which is embedded in the discount rate. The weighted average liquidity premium used in valuation of ABS has increased to 7.88% (December 31, 2013: 6.62%). Broker quoted debt securities include ABS for an amount of EUR 2,709 million (December 31, 2013: EUR 2,030 million).

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.67% (December 31, 2013: 2.33%).

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 8.5% (December 31, 2013: 8.2%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Unaudited	25

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

In Q4 2014 Aegon changed the discount rate used in measuring the fair value of the majority of its euro- denominated derivatives positions in the Netherlands. The valuation changed from using Euribor Swap curves to a valuation based on the Overnight Index Swap (OIS) curve. The valuation based on the OIS curve better reflect the value of these derivatives positions in case of an exit or settlement. The change in estimate had a positive effect of EUR 80 million on income before tax.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees at end dates that are offered on universal life products sold in the Netherlands; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.3% (December 31, 2013: 0.5%).

26	Unaudited

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement as reported in the 2013 consolidated financial statements of Aegon has not changed significantly as per December 31, 2014.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount December 31, 2014	Total estimated fair value December 31, 2014	Carrying amount December 31, 2013	Total estimated fair value December 31, 2013

Assets
Mortgage loans - held at amortized cost	32,164	36,692	29,245	32,869
Private loans - held at amortized cost	2,058	2,454	1,783	1,888
Other loans - held at amortized cost	2,516	2,516	2,381	2,381

Liabilities
Trust pass-through securities - held at amortized cost	143	139	135	122
Subordinated borrowings - held at amortized cost	747	828	44	73
Borrowings – held at amortized cost	14,159	14,627	11,003	11,291
Investment contracts - held at amortized cost	14,985	15,387	14,079	14,387

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

15. Deferred expenses

EUR millions	Dec. 31, 2014	Dec. 31, 2013

DPAC for insurance contracts and investment contracts with discretionary participation features	9,523	9,229
Deferred cost of reinsurance	441	421
Deferred transaction costs for investment management services	409	356
Total deferred expenses	10,373	10,006

Unaudited	27

16. Share capital

EUR millions	Dec. 31, 2014	Dec. 31, 2013

Share capital - par value	327	325
Share premium	8,270	8,375
Total share capital	8,597	8,701

Share capital - par value
Balance at January 1	325	319
Issuance	-	84
Withdrawal	-	(82)
Share dividend	2	5
Balance	327	325

Share premium
Balance at January 1	8,375	8,780
Withdrawal	-	(400)
Share dividend	(106)	(5)
Balance	8,270	8,375

Basic and diluted earnings per share

EUR millions	Q4 2014	Q4 2013	FY 2014	FY 2013

Earnings per share (EUR per share)
Basic earnings per common share	0.17	0.05	0.49	0.30
Basic earnings per common share B	-	-	0.01	0.01
Diluted earnings per common share	0.17	0.05	0.49	0.30
Diluted earnings per common share B	-	-	0.01	0.01
Earnings per share calculation
Net income attributable to equity holders of Aegon N.V.	399	155	1,186	854
Preferred dividend	-	-	-	(83)
Coupons on other equity instruments	(32)	(47)	(152)	(166)
Earnings attributable to common shares and common shares B	366	108	1,034	604

Earnings attributable to common shareholders	364	107	1,027	602
Earnings attributable to common shareholders B	3	1	7	3

Weighted average number of common shares outstanding (in millions)	2,096	2,090	2,094	2,035
Weighted average number of common shares B outstanding (in millions)	581	579	580	366

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During 2014 and 2013, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Dividend

It will be proposed to the Annual General Meeting of Shareholders on May 20, 2015, absent unforeseen circumstances, to pay a dividend for the year 2014 of EUR 0.23 per common share. After taking into account the interim dividend 2014 of EUR 0.11 per common share, this will result in a final dividend of EUR 0.12 per common share. Proposed dividend for the year and proposed final dividend 2014 per common share B are EUR 0.00575 and EUR 0.003 respectively. The interim dividend 2014 was paid in cash or stock at the election of the shareholder. The Stock dividend amounted to one new Aegon common share for every 58 common shares held. The stock dividend and cash dividend are approximately equal in value. The interim dividend was payable as of September 19, 2014. The interim dividend 2014 for common shares B amounted to 1/40th of the dividend paid on common shares. Aegon executed a program to repurchase 16,319,939 common shares. Between September 17, 2014, and October 15, 2014, these common shares were repurchased at an average price of EUR 6.4900 per share. These shares are held as treasury shares and will be used to cover future stock dividends.

28	Unaudited

Final dividend 2013

The Annual General Meeting of Shareholders on May 21, 2014, approved a final dividend over 2013 payable in either cash or stock, related to the second half of 2013, paid in the first half of 2014. The cash dividend amounted to EUR 0.11 per common share, the stock dividend amounted to one new Aegon common share for every 59 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. Approximately 40% of shareholders elected to receive the stock dividend. The remaining 60% opted for cash dividend. To neutralize the dilutive effect of the 2013 final dividend paid in shares, Aegon executed a program to repurchase 14,488,648 common shares. Between June 20, 2014, and July 17, 2014, these common shares were repurchased at an average price of EUR 6.43 per share.

17. Other equity instruments

On June 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 7.25% issued in 2007. The junior perpetual capital securities were originally issued at par with a carrying value of USD 1,050 million. The principal amount of USD 1,050 million (EUR 745 million) was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

On March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% issued in 2006. The junior perpetual capital securities were originally issued at par with a carrying value of USD 550 million. The principal amount of USD 550 million (EUR 438 million) was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

18. Subordinated borrowings

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

19. Borrowings

EUR millions	Dec. 31, 2014	Dec. 31, 2013

Capital funding	2,338	2,674
Operational funding	11,821	9,156
Total borrowings	14,158	11,830

Commencing the fourth quarter of 2014, the Group changed the presentation of its borrowings. Aegon’s borrowings are now further defined separately as capital funding and operational funding. Capital funding includes debt securities that are issued for general corporate purposes including capitalizing its business units. Capital funding is part of the company’s total capitalization that is used for financing its subsidiaries and the cash held at the holding company. Operational funding includes debt securities that are issued for financing of dedicated pools of assets. These assets are either legally segregated or tracked as separate portfolios.

The presentation of borrowings is changed to align with the current methodology for the Group’s composition of total capitalization and its calculation of gross financial leverage ratio. As a result, commercial paper, bank overdrafts and short term deposits are reclassified to Other liabilities. Comparative information has been reclassified accordingly. This change in presentation did not impact net profit, total assets or total liabilities.

Included in borrowings is EUR 571 million relating to borrowings measured at fair value (December 31, 2013: EUR 1,017 million).

Unaudited	29

Capital funding

On December 8, 2014, Aegon redeemed medium-term notes with a coupon of 4.125% issued in 2004. The principal amount of EUR 500 million was repaid with accrued interest.

Operational funding

On October 10, 2014, Aegon executed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS) amounting to EUR 1.4 billion. ‘SAECURE 15’ consists of 2 tranches:

t	EUR 360 million of class A1 notes with an expected weighted average life of 2 years and priced with a coupon of three month Euribor plus 0.25%; and
t	EUR 1,083 million of class A2 notes with an expected weighted average life of 5.3 years and priced with a coupon of three month Euribor plus 0.40%.

On March 13, 2014, Aegon executed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS) amounting to EUR 1.4 billion. ‘SAECURE 14 NHG’ consists of 2 tranches:

t	EUR 343 million of class A1 notes with an expected weighted average life of 2 years and priced with a coupon of three month Euribor plus 0.40%; and
t	EUR 1,024 million of class A2 notes with an expected weighted average life of 5 years and priced with a coupon of three month Euribor plus 0.72%.

20. Assets and liabilities held for sale

Canada

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total consideration of CAD 600 million (EUR 423 million). The transaction is expected to close in the first quarter of 2015 after obtaining regulatory approval. As a result, the Canadian operations of Aegon have been classified as a disposal group held for sale at year-end 2014. The sale is expected to result in a book loss (excluding valuation reserves) of approximately EUR 0.8 billion, that will be recognized as a result on disposal on the date that the transaction is closed. For the reduction of the carrying amount of non-current non financial assets related to the sale of Canada operations refer to note 9 Other charges.

The Canadian operations are included in the Americas segment (note 3).

La Mondiale

On November 23, 2014, Aegon reached an agreement to sell its 35% share in La Mondiale Participations. The consideration amounts to EUR 350 million and results in a book loss of EUR 3 million. The disposal amounting to EUR 353 million included recycling of a revaluation reserve of EUR 18 million from equity through the profit or loss account. The transaction is expected to close in the first quarter of 2015, subject to regulatory approval. At December 31, 2014, La Mondiale is classified as held for sale. Related sales expenses amounted to EUR 4 million. Aegon’s share in underlying earnings before tax of the joint venture totalled EUR 19 million for 2014.

The operations of La Mondiale are included in the New Markets segment (note 3).

30	Unaudited

The table below presents the major types of assets and liabilities included in assets and liabilities classified as held for sale on the consolidated statement of financial position.

Statement of financial position entities held for sale
Dec. 31, 2014
EUR millions

Assets
Intangible assets	203
Investments	5,646
Investments for account of policyholders	1,496
Investments in associates	347
Reinsurance assets	1,015
Deferred expenses	853
Other assets and receivables	278
Cash and cash equivalents	43
Total assets	9,881

Insurance contracts	5,136
Insurance contracts for account of policyholders	1,375
Investment contracts	57
Investment contracts for account of policyholders	122
Derivatives	35
Other liabilities	1,086
Total liabilities	7,810

As of December 31, 2014, there are EUR 477 million unrealized gains relating to non-current assets and disposal groups classified as held for sale included in other comprehensive income.

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to the annual report 2013, note 3 Critical accounting estimates and judgment in applying accounting policies, for more details on the fair value hierarchy.

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2014

Financial assets carried at fair value
Available-for-sale investments
Debt securities	1,706	2,168	62	3,937
Money markets and other short-term instruments	-	159	-	159
Other investments at fair value	-	-	1	1
Total Available-for-sale investments	1,706	2,328	63	4,097

Fair value through profit or loss
Shares	1,043	-	-	1,043
Debt securities	50	26	-	75
Money markets and other short-term instruments	-	313	-	313
Investments for account of policyholders	1,496	-	-	1,496
Total Fair value through profit or loss	2,589	339	-	2,928
Total financial assets at fair value	4,295	2,666	63	7,025

Financial liabilities carried at fair value
Investment contracts for account of policyholders	122	-	-	122
Derivatives	-	1	34	35
Total financial liabilities at fair value	122	1	34	156

Unaudited	31

21. Commitments and contingencies

In June 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the ‘KoersPlan’ product. As a result of the Dutch Supreme Court’s denial of appeal, Aegon compensated the approximately 35,000 holders of KoersPlan products who were plaintiffs in the litigation. Aegon has issued, sold or advised on approximately 600,000 KoersPlan products. In June 2014, Aegon announced that it would also compensate holders of KoersPlan-products whom were not plaintiffs in the litigation. The compensation equals the excess, if any, of the premium actually charged by Aegon over the amount of premium charged by Aegon for stand-alone death benefit coverage for a comparable risk over the same period. The costs of this product improvement will be covered by existing provisions.

In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. This claim was resubmitted in September 2014. The claim relates to a range of unit-linked products of Aegon, challenging a variety of elements of these products on multiple legal grounds. At this time it is not practicable for Aegon to quantify a range or maximum liability, if any.

On January 13, 2015, the Dutch court approved a request filed jointly by Aegon and BPHV to remove restrictions on the capital of the harbour workers’ former pension fund Optas. Restrictions may be removed three months from the date of the court ruling, after the appeal period expires. As soon as the restrictions be removed, Aegon will make a payment to BPHV of EUR 80 million and will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands. There have been no other material changes in contingent assets and liabilities as reported in the 2013 consolidated financial statements of Aegon.

22. Acquisitions / divestments

On September 3, 2014, Aegon reached an agreement with Ibercaja Banco S.A. to sell its 50% stake in its life insurance partnership originally established with Caja Badajoz Vida for a consideration of EUR 42 million. The sale resulted in a book gain of EUR 7 million. Upon disposal an amount of EUR 12 mln related to a positive revaluation reserve has been recycled from equity through profit and loss account. The transaction with Ibercaja Banco S.A. was completed in the third quarter of 2014 after obtaining regulatory approval.

On July 30, 2014, Aegon signed a new 25-year agreement to distribute both protection and general insurance products through Banco Santander Totta’s approximately 600 branches in Portugal. The transaction with Banco Santander Totta’s was completed in the fourth quarter of 2014 after obtaining regulatory approval. Under the terms of the agreement, Aegon acquired a 51% stake in both a life insurance company as well as a non-life insurance company for a consideration of EUR 42.5 million.

23. Events after the balance sheet date

On February 18, 2015, Aegon signed a long-term agreement to form a strategic asset management partnership in France with La Banque Postale. Under the terms of the agreement, Aegon will acquire a 25% stake in La Banque Postale Asset Management for a consideration of EUR 112.5 million. The transaction is expected to close in mid-2015 subject to regulatory approval.

32	Unaudited

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited	33

Corporate and shareholder information

Headquarters

Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone	+ 31 (0) 70 344 32 10

E-mail	aegon.com

Group Corporate Communications & Investor Relations

Media relations

Telephone	+ 31 (0) 70 344 89 56

E-mail	gcc@aegon.com

Investor relations

Telephone	+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

Publication dates quarterly results 2014 and 2015

May 13, 2015	Results first quarter 2015

August 13, 2015	Results second quarter 2015

November 12, 2015	Results third quarter 2015

Aegon’s Q4 2014 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.